Exhibit 24

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Richard P. Blumberg, has authorized and designated each of Gene Cartwright and Richard Fowler to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Guided Therapeutics, Inc. (the “Company”).

The authority of the aforementioned persons under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to his ownership of or transactions in securities of the Company, unless earlier revoked in writing. The undersigned acknowledges that neither of the aforementioned persons is assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

/s/ Richard P. Blumberg

Richard P. Blumberg

November 16, 2016